

Norske Skog

03 APR 10 AM 7:21

Skogn, 2003-04-02

United States Securities and Exchange Commission
Washington DC 20549

USA



03050180

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange, April 1 and 2, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
APR 24 2003
THOMSON
FINANCIAL

Enclosure: Messages sent to Oslo Stock Exchange April 1 and 2, 2003

dlw 4/22

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Message to Oslo Stock Exchange

Termination of the Norske Skog Klabin Joint Venture

In accordance with the original agreement, the Norske Skog Klabin Joint Venture is now terminated. The company was created in February 2000, and comprised PM 6 at Klabin's Monte Alegre mill in Brazil. The paper machine, with an annual capacity to produce 130,000 tonnes of newsprint, has now been delivered back to Klabin and will hereafter produce packaging grades.

- The Norske Skog Klabin J/V marked Norske Skog's entrance in South America, which is an important growth region, says Norske Skog's President and CEO, Mr Jan Reinås. - Through Norske Skog Klabin and the Pisa mill that was acquired later, Norske Skog has become the only domestic supplier in Brazil and also by far the largest South American-based supplier.

Norske Skog has developed good long-term relations with customers in Brazil. After the termination of Norske Skog Klabin, customer relations and market shares will be maintained by shipping newsprint from the mills in Europe.

The decision to take out 130,000 tonnes without adding new capacity is in accordance with Norske Skog's global capacity management philosophy. Longer term, Norske Skog will realise its plans to build a second paper machine at the Pisa site, thereby capitalizing on Pisa's existing infrastructure and the low-cost wood from nearby plantations.

Oxenøen, April 1, 2003

NORSKE SKOG

Corporate Communication

Contact person: Rune Gjessing, Director Investor Relations, phone + 47 67 59 90 73 or + 47 901 52 614.

MANDATORY NOTIFICATION OF TRADE

In connection with Norske Skog's bonus programme, a total of 9,569 shares have today been sold to a group in Norske Skog management. The shares represent half of each person's after-tax bonus. In accordance with agreements these shares are sold at the average share price during February 1 – 15, which was NOK 90.25.

In the management group, the following primary insiders have been allocated shares in the company (new holding):

Jarle Dragvik 242 shares (2,098 shares)
Claes-Inge Isacson 323 shares (6,343 shares)
Jan Kildal 235 shares (10,576 shares)
Sverre Landmark 243 shares (483 shares)
Vidar Lerstad 673 shares (3,980 shares)
Asbjørn Lundberg 238 shares (647 shares)
Ketil Lyng 316 shares (3,186 shares)
Rolf Negård 151 shares (653 shares)
Jan A. Oksum 253 shares (6,827 shares)
Hanne Aaberg 164 shares (1,189 shares)

Norske Skog's holding of its own shares, after this sale, is 682,983 shares.

Skogn, 02.04.2003
NORSKE SKOGINDUSTRIER ASA

Jarle Langfjæran
Vice President Investor Relations